Exhibit 20.2

FROM:                                   FOR:
Swenson NHB Investor Relations          Sparta Foods, Inc.
121 South Eighth St., Suite 1111        1565 First Ave. NW
Minneapolis, Minn. 55402                New Brighton, Minn. 55112
Contact: Doug Ewing                     Contact: A. Merrill Ayers, CFO,
(612) 371-0000                          (612) 697-5500

FOR IMEMDIATE RELEASE


          HARVEST STATES CEO ELECTED TO SPARTA FOODS BOARD OF DIRECTORS

    ST. PAUL, Minn., March 4 -- Sparta Foods, Inc., (Nasdaq: SPFO) announced today the election of John D. Johnson, president and chief executive officer of St. Paul, Minn.-based Harvest States Cooperatives, to Sparta Foods' board of directors.
    Michael J. Kozlak, chairman of the board of Sparta Foods, said, "We are pleased to welcome Mr. Johnson to the Sparta Foods board. Under the terms of Harvest States' recent equity investment in Sparta Foods, their company gained a position on Sparta Foods' board of directors. The fact that the chief executive of Harvest States will serve in that position is indicative of the importance that both parties place on the strategic alliance between the two companies."
    Sparta Foods announced in February the completion of a private placement of $2,500,000 of convertible preferred stock, purchased by Harvest States, resulting in their beneficial equity interest in Sparta Foods of approximately 18 percent. The shares are convertible into 1,515,151 shares of common stock at $1.65 per share.
    Johnson has been president and chief executive officer of Harvest States Cooperatives since 1994. He joined GTA Feeds, a part of Harvest States, in 1976 and rose quickly through the marketing management ranks until his appointment as GTA's vice president and general manager in 1989. He served as group vice president of Harvest States from 1992 to 1994.
    Sparta Foods is a regional market leader in the production and distribution of tortillas and value-added tortilla products to the food service and retail foods industries. The Company's product line includes tortillas, tortilla chips, picante and other salsas. Sparta Foods distributes its food products to retail grocery chains principally under the LaCanasta(R), Cruz(R), and La Campana Paradiso(R) labels. Foodservice customers include Perkins Family Restaurants, Friendly's Restaurants and other nationally-known restaurants and distributors.

03/04/9